

Mail Stop 3030

January 20, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Michael C. Smiley
Chief Financial Officer
Zebra Technologies Corporation
333 Corporate Woods Parkway
Vernon Hills, IL 60061

      Re: Zebra Technologies Corporation
               Form 10-K for the Year Ended December 31, 2008
                  Filed February 27, 2009
               File No. 000-19406

Dear Mr. Smiley:

      We have reviewed your filings and your response letter dated January 12, 2010 and we have the following additional comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

General

1.   We note disclosure on pages 26, 27, 35 and F-33 of your 10-K that your geographic segments include the Middle East and Africa, regions that include Iran, Syria and Sudan. We also note from previous annual reports that Syria was one of your reseller locations and Iran was an "Installed Base" location for your products/services. In addition, we note from a 2009 news article that Proveo, your subsidiary, entered into an agreement with Dnata, a UAE government-owned air travel supplier and ground handler that conducts business activities in Iran, Syria and Sudan. We note from a 2008 news article that Technowave Group, a UAE company that has offices in Iran, represents you.

        Iran, Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements. Your response should describe any services, products, components or technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.   Please discuss the materiality of any contacts with Iran, Syria or Sudan described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3663 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.

Sincerely,

Eric Atallah
Reviewing Accountant